June 3, 2008
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Melco Crown Entertainment Limited
(formerly known as Melco PBL Entertainment (Macau) Limited)
File No. 001-33178
Form 20-F for the fiscal year ended December 31, 2007
Dear Ms. Van Doorn:
     We refer to your letters, dated May 20, 2008 and May 28, 2008 (the “Comment Letters”), to Melco Crown Entertainment Limited (formerly known as Melco PBL Entertainment (Macau) Limited) (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178).
     We acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, MELCO CROWN ENTERTAINMENT LIMITED
By:	/s/ Lawrence Ho
Name:	Lawrence Ho
Title:	Co-Chairman and Chief Executive Officer

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